Exhibit 99.2

OPERATING RESULTS AND FINANCIAL REVIEW IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2020.

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements as of and for the six months ended June 30, 2020, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2019 appearing in our Annual Report on Form 20-F for the year ended December 31, 2019 and Item 5—"Operating and Financial Review and Prospects" of that Annual Report.

Forward-Looking Statements

Statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the United States Federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

AudioCodes designs, develops and sells advanced Voice over-IP (VoIP) and converged VoIP and data networking solutions, products, and communication and application software that facilitate secured, resilient and high quality Unified Communications (UC) and Contact Center (CC) services whether deployed on-premises or delivered from the cloud. Providing software communications, cloud-based platforms, customer premise equipment and software applications, our solutions and products are geared to meet the growing needs of enterprises and service providers realigning their operations towards the transition to all-IP networks and hosted unified communications and collaboration business services. In addition, we offer a complete suite of professional and managed services that allow our partners and customers to choose a service packages (or complement their own offering) from a modular portfolio of professional services.

Our products are deployed globally in enterprise and service provider cloud networks. Our products include session border controllers (SBC), life cycle management solutions, VoIP network routing solutions, media gateways, multi-service business routers, IP phones, value added applications and professional services. Our high definition VoIP technologies and products provide enhanced intelligibility and a better end user experience in emerging voice communications services. We have tens of millions of SBC, media gateway and media server sessions deployed in over 100 countries across the globe. Our high availability platforms cover the spectrum of low, mid and high-density applications for service providers and large enterprises.

With over 25 years in the telecommunications market, we offer a broad range of solutions and services for both enterprise and service provider deployments. These solutions are built around our field-proven VoIP product range. Our VoIP technology contains voice quality enhancements and best-of-breed VoIP network elements and applications, and has a proven track record in product and network interoperability with the industry’s leading companies. With full support for industry standard protocols such as SIP, and proven interoperability with industry leading soft switches, private branch exchanges (PBXs), IP-PBXs, unified communications and contact center platforms, we deliver innovative solutions for virtually any voice communications environment, offering reduced total cost of ownership, enhanced features, and superior voice quality.

We have invested significant development resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for business and Microsoft Teams. We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value added applications and professional services to operate in the Microsoft Skype for business and Microsoft Teams environment. Our products to the Skype for Business and Microsoft Teams Unified Communications market are sold primarily to our channel partners that distribute and integrate the Skype for business solution to enterprises.

In November 2019, we and one of our Israeli subsidiaries, AudioCodes Development Ltd., entered into a royalty buyout agreement (the “Royalty Buyout Agreement”) with the Israel Innovation Authority, or IIA, relating to certain grants we have received from the IIA. As part of the Royalty Buyout Agreement, we agreed to pay $32.2 million to the IIA (to settle the Debt in full) in three annual installments starting in 2019. The annual installments are linked to the NIS and bear interest. In November 2019, we paid the first installment of $10.7 million due under this Agreement. Pursuant to the Royalty Buyout Agreement, we eliminated all royalty obligations related to our future revenues with respect to these grants.

We offer a comprehensive professional services program intended to provide responsive, preventive, and consultative support of our networking products. Our professional services support networking devices, applications and infrastructures, allowing large organizations and service providers to realize the potential of a high-performance multi-service network.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S. and China. We have other offices located in Europe, Asia, Latin America and Australia.

Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of OEMs, NEPs, systems integrators and distributors. ScanSource Communications Group, our largest customer, accounted for 14.2% and 16.6% of our revenues in the six months ended June 30, 2020 and 2019, respectively. In addition, Westcon Group accounted for 13.0% and 12.2% of our revenues in the six months ended June 30, 2020 and 2019, respectively. Our top five customers accounted for 41.2% and 39.8% of our revenues in the six months ended June 30, 2020 and 2019, respectively. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the six months ended June 30, 2020 and 2019 are as follows:

	Six Months Ended
	June 30,
	2020	2019
Americas	49.1%	48.6%
Far East	13.3	13.9
Europe	34.2	36.3
Israel	3.4	1.2
Total	100.0%	100.0%

Beyond run rate business usually repeated once purchased by distributors and service providers, we believe that prospective customers generally are required to make a significant commitment of resources to test and evaluate our products and to integrate them into their larger systems. Our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months. As a result, we may incur significant selling and product development expenses prior to generating revenues from sales.

The currency of the primary economic environment in which our operations are conducted is the U.S. dollar, or dollar, and, as such, we use the dollar as our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. All transaction gains and losses from the premeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

The demand for Voice over IP, or VoIP, technology has increased during recent years. In recent years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In developed countries, traditional and alternative service providers have adopted bundled triple play (voice, video and data) and quadruple play (voice, video, data and mobile) offerings. This trend, enabled by voice and multimedia over IP, has fueled competition among cable, wireline, ISP and mobile operators, increasing the pressure for adopting and deploying VoIP networks. In addition, underdeveloped markets without basic wire line service in countries such as China and India and certain countries in Eastern Europe are adopting the use of VoIP technology to deliver voice and data services that were previously unavailable.

The general economic uncertainty, including disruptions in the world credit and equity markets, has had and continues to have a negative impact on business around the world. This economic environment has had an adverse impact on the technology industry and our major customers. Conditions may continue to be uncertain or may be subject to deterioration which could lead to a reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer. As a result, our allowance for doubtful accounts and write-offs of accounts receivable could increase.

Impact of COVID-19 on Our Business and Operations

In late 2019, COVID-19 was first reported in Wuhan, China. The COVID-19 outbreak spread to countries throughout the world, including Israel and the United States, and in March 2020, the World Health Organization declared COVID-19 a pandemic. Governmental authorities of many countries around the world, including Israel and the United States, implemented significant measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of businesses. In response, we implemented remote working and workplace protocols for our employees in Israel in accordance with Israeli Ministry of Health requirements and similar arrangements in other countries in which we operate.

The COVID-19 outbreak has disrupted supply chains and affected production and sales across a range of industries. Around the middle of the first quarter of 2020, we experienced delays in the manufacturing of our hardware products in China due to the COVID-19 outbreak. Although we were able to ship all of our products as planned during the quarter, COVID-19 has caused and may continue to cause disruptions and/or delays in our supply chain, manufacturing and shipments. We cannot estimate the duration or negative impact of the COVID-19 pandemic on our business. However, depending on the duration and scope of the pandemic, it could have a material adverse effect on our business and results of operations.

The lockdown, shelter in place and social distancing policies adopted by governments worldwide to manage the COVID-19 pandemic led to an acceleration in the adoption of work from home (Work from Home or WFH) policies and technologies, a global trend that had already been gaining momentum in the past few years. To ensure business continuity, companies and contact centers were compelled to transition their employees quickly from an office to a working from home environment. This in turn led to increased demand for UCaaS and video conferencing solutions such as Microsoft Teams and Zoom, as well as Work from Home agent solutions for contact centers. As a result, AudioCodes experienced an increased demand for our related products and solutions.

In response, we launched Work from Home promotions and solutions aimed at helping companies offer reliable and high-quality voice communications for Work from Home employees and contact center agents. We expect businesses that previously were unable to transition to WFH, or faced challenges in their implementation of WFH arrangements due to aging or inappropriate communications solutions, to adopt policies and technologies to better prepare them for future foreseeable and unforeseeable events that prevent employees from working in a company’s offices. We also believe that numerous businesses may decide to transition to WFH, either fully or partially, as a continuing alternative to the manner in which they conducted their operations before the COVID-19 outbreak.

The worldwide scale, rapid development and fluidity of the COVID-19 pandemic and its material adverse impact on the global economy restricts our ability to predict how COVID-19 could impact our business and operations going forward. The extent of the impact of COVID-19 on our business and results of operations will depend on future developments, which are highly uncertain, including the duration and severity of the outbreak, the effects of subsequent waves of COVID-19, our ability to maintain our supply chain and to continue to manufacture products and restrictions on our business and personnel that may be imposed by governmental rules and regulations implemented to contain or treat COVID-19.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Six Months Ended
	June 30,
Statement of Operations Data:	2020	2019

Revenues	100.0%	100.0%
Cost of revenues	33.7	37.0
Gross profit	66.3	63.0
Operating expenses:
Research and development, net	21.6	20.5
Selling and marketing	24.2	26.2
General and administrative	6.3	5.5
Total operating expenses	52.1	52.2

Operating income	14.2	10.8
Financial income (expenses), net	0.4	(1.1)
Income before taxes on income	14.6	9.7
Income tax expense	(3.3)	(1.5)

Net income	11.3%	8.2%

Revenues.  Revenues increased 9.9% to $105.5 million in the six months ended June 30, 2020, from $96.1 million in the same period in 2019.

Our revenues from products in the six months ended June 30, 2020 increased by 8.3% to $70.7 million, or approximately 67% of total revenues, from $65.3 million, or 68% of total revenues, in the same period in 2019. The increase in revenues from sales of products was primarily attributable to the increased adoption of unified communications and collaboration solutions by businesses/enterprises (SMBs/SMEs enterprises); specifically, Microsoft Teams which accounts for a large portion of our revenues. Moreover, in the first half of 2019, Microsoft Teams was at its early launch phase and, in the first half of 2020, Microsoft Teams has been adopted at higher pace than anticipated due to COVID-19. In addition, carriers in specific countries are still migrating to all-IP voice networks and shutting off TDM switches, triggering demand for VoIP products to connect to new IP switches. There is also increased migration by contact center customers moving to IP and acquiring Work from Home solutions. This migration of CC, UC and all-IP voice networks positively affected the demand for our UC SIP products, while supporting moderate growth of our media gateway products. On the other hand, the growth in sales of IP phone devices has been less than expected because COVID-19 has resulted in widespread Work from Home, while purchases of IPP for offices has been delayed.

Our revenues from sales of services in the six months ended June 30, 2020 increased by 13.2% to $34.8 million, or approximately 33% of total revenues, from $30.8 million, or 32% of total revenues, in the same period in 2019. The increase in revenues from sales of services was primarily driven by the growth in sales of technical support services, which relate to sales of products during 2020 and in previous years and by the growth in professional services. The growth in product support services is attributable to sales of products in prior years that resulted from an increase of our renewal rate of support agreements and from support services for a larger amount of products being supported. The growth in sales of professional services is attributable to offering more managed services with larger contract value as part of a broader portfolio of professional services offered by us and an increase in demand for such services in the Enterprise UC market (mainly Microsoft Teams).

Cost of Revenues and Gross Profit.  Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and to the IIA. Gross profit increased to $70 million in the six months ended June 30, 2020, from $60.5 million in the same period in 2019. Gross profit as a percentage of total revenues increased to 66.3% in the six months ended June 30, 2020, from 63.0% in the same period in 2019. The increase in the gross profit as a percentage of total revenues is primarily attributable to the elimination of the royalty payments to the IIA following the Royalty Buyout Agreement, as well as to the higher increase in our revenues from sales of software products and services, which have a significantly higher average gross margin. In addition, our gross profit percentage benefited from our fixed overhead costs being spread over increased revenues. In the six months ended June 30, 2020, expenses included in cost of revenues related to share-based compensation were $99,000, compared to $66,000 in the same period in 2019.

Cost of revenues related to sales of products decreased by 1.3% to $27.8 million in the six months ended June 30, 2020, from $28.2 million in the same period in 2019. The decrease is primarily attributable to the elimination of the royalty payments to the IIA following the Royalty Buyout Agreement, partially offset by higher costs due to the general increase in the revenues from products. Gross margin percentage from products was 60.7% in the six-month period ended June 30, 2020 and 56.9% in the same period in 2019. The increase in the gross margin percentage is also explained by the more favorable mix in the sale of our products, including software sales exceeding hardware sales in the six-month period ended June 30, 2020.

Cost of revenues related to sales of services increased by 5.3% to $7.8 million in the six months ended June 30, 2020, from $7.4 million in the same period in 2019. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. Gross margin percentage from services was 77.7% in the six-month period ended June 30, 2020 and 76% in the same period in 2019.

Research and Development Expenses, net.  Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from IIA in 2019. Research and development expenses, net increased by 16% to $22.8 million in the six months ended June 30, 2020, from $19.7 million in the same period in 2019 and increased as a percentage of revenues to 21.6% in the six months ended June 30, 2020, from 20.5% in the same period in 2019. The increase on an absolute basis is primarily due to the decrease in the grants recognized from IIA. In the six months ended June 30, 2020, no grants from IIA were recognized, compared to $1.3 million of grants recognized in the same period in 2019. Expenses included in research and development expenses related to share-based compensation were $0.5 million, compared to $0.4 million in the same period in 2019.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of salaries and related costs (including sales commissions) of sales and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 1.5% in the six months ended June 30, 2020 to $25.6 million, from $25.2 million in the same period in 2019 and decreased as a percentage of revenues to 24.2% in the six months ended June 30, 2020, from 26.2% in the same period in 2019. The increase on an absolute basis is due to an increase in the expenses related to share-based compensation. This increase was partially offset by a decrease in travel, conferences and exhibitions expenses due to COVID-19. Expenses included in research and development expenses related to share-based compensation were $1.6 million, compared to $0.8 million in the same period in 2019.

General and Administrative Expenses.  General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses increased by 25% to $6.6 million in the six months ended June 30, 2020, from $5.3 million in the same period in 2019. As a percentage of revenues, general and administrative expenses increased to 6.3% in the six months ended June 30, 2020, from 5.5% in the same period in 2019. The increase on an absolute basis is primarily due to an increase in the expenses related to share-based compensation. Expenses included in general and administrative expenses related to share-based compensation were $1.3 million, compared to $0.7 million in the same period in 2019.

Financial Income (expenses), Net.  Financial expenses, net consists primarily of interest on our bank loans and bank charges, exchange rate and linkage to the Israeli CPI differences, net of interest earned on cash and cash equivalents and bank deposits. Financial income, net, in the six months ended June 30, 2020 was $0.5 million, compared to financial expenses, net of $1.1 million in the same period in 2019. The increase in financial income, net in the six months ended June 30, 2020 was primarily due to lower expenses recorded with respect to exchange rate fluctuations.

Taxes on Income.  We had net income tax expenses of $3.6 million in the six months ended June 30, 2020 compared to $1.5 million in the same period in 2019. The increase in net income tax expenses in the six months ended June 30, 2020 is primarily a result of higher utilization of deferred tax assets and update of temporary tax differences.

Liquidity and Capital Resources

We finance our operations primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations. In addition, in June 2020 we realized net proceeds of approximately $85.4 million as a result of a public offering.

As of June 30, 2020, we had $170.4 million in cash and cash equivalents and bank deposits, compared to $71.9 million at December 31, 2019. This increase is the result of the proceeds from our public offering in June 2020. As of June 30, 2020, we were restricted with respect to using approximately $6.2 million of our cash as a result of provisions in our loan agreements and lease agreement.

Issuance of ordinary shares

On June 8, 2020, we sold in a public offering 2,600,000 of our ordinary shares, at a price of $35 per share. Our net proceeds from this offering were approximately $85.4 million, after deducting commissions and other offering expenses.

Cash Dividends

On February 4, 2020, we declared a cash dividend of $0.13 per share. The dividend, in the aggregate amount of $3.9 million, was paid on March 4, 2020 to all of our shareholders of record on February 18, 2020.

In June 2020, we submitted a new application to the Israeli court, requesting approval of distribution in an aggregate amount of up to $10 million. The application will be effective for a six month period from the date of court approval. We received court approval on August 4, 2020.

On August 5, 2020, we declared a cash dividend of $0.14 per share. The dividend, in the aggregate amount of $4.6 million, was paid on September 1, 2020 to all of our shareholders of record on August 17, 2020.

Bank Loans

As of June 30, 2020, we were required to maintain an aggregate of $1.2 million of compensating bank deposits with respect to our bank loans. The amount of the compensating balances we are required to keep decreases over time as we repay these loans.

The loan agreements require us, among other things, to meet certain financial covenants such as maintaining shareholders’ equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income.

As of June 30, 2020, we were in compliance with the financial covenants contained in our loan agreements.

Cash Flows from Operating Activities

Our operating activities provided cash in the amount of $17.5 million in the six months ended June 30, 2020, primarily due to net income of $11.9 million, an increase of $3.2 million in deferred revenues, a decrease of $3.1 million in deferred tax assets, non-cash charges of $1.1 million for depreciation and amortization and $3.5 million for share-based compensation expenses, partially offset by decrease of $2.0 million in trade payables, increase of $2.6 million in trade receivables and increase of $1.4 million in inventories.

Cash Flows from Investing Activities

In the six months ended June 30, 2020, we used $40,000 of cash in investing activity primarily as a result of purchase of property and equipment in the amount of $641,000, partially offset by proceeds from short-term deposits in the amount of $451,000 and proceeds from long-term deposits in the amount of $150,000.

Cash Flows from Financing Activities

In the six months ended June 30, 2020, our financing activities provided cash in the amount of $81.6 million from the proceeds of $86.7 million from issuance of shares including the proceeds of our public offering of ordinary shares in June 2020 and $1.1 million from issuance of shares upon exercise of share options, partially offset by $3.9 million used to pay cash dividends to our shareholders and $1.2 million used for repayment of bank loans.

Financing Needs

We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future. We believe that our current working capital is sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans. Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

Research and Development, Patents and Licenses, Etc.

See “Overview” and “Results of Operations” above for a discussion of our Royalty Buyout Agreement.

Trend Information

In addition to the information included in this Form 6-K, including, without limitation, the section “Impact of COVID-19 on Our Business and Operations” above, see “Item 5—Operating and Financial Review and Prospects—D. Trend Information” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Off-Balance Sheet Arrangements

As of June 30, 2020, we do not have any, and during the periods presented we did not have any, “off-balance sheet arrangements” as this term is defined in Item 5E. of our Annual Report on Form 20-F for the year ended December 31, 2019.

Contractual Obligations

There were no material changes outside of the ordinary course of business in our contractual obligations as of June 30, 2020, from those as of December 31, 2019 as reported in our Annual Report on Form 20-F for the year ended December 31, 2019.